February 17, 2014
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
046988-0103

Via EDGAR System

Ms. Karen Rosotto U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Perritt Funds, Inc. (Investment Company Act File No. 811-21556)
Post-Effective Amendment No. 15 to Form N-1A Registration Statement Filed December 13, 2013

Dear Ms. Karen Rosotto:

On behalf of our client, Perritt Funds, Inc. and its series, the Perritt Low Priced Stock Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”).  The comments were provided by Karen Rosotto at rosottok@sec.gov.  The numbered items set forth below summarize (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Fund has amended the Prospectus and the Statement of Additional Information in response to these comments and a redlined copy of these documents, changed pages only, is attached hereto.

General Comments

1.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

2.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Rosotto
U.S. Securities and Exchange Commission
February 17, 2014

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

3.  Please confirm that there are no acquired fund fees and expenses to be reflected in the Fund’s expense table.

Response:  The Fund confirms that there are no acquired fund fees and expenses to be reflected in the Fund’s expense table.

4.  Please confirm that the expense limitation, which is effective for one year, is reflected in the first year of the expense example, but not in year two and three.

Response:  The Fund confirms that the expense limitation is reflected in the first year of the expense example, but not in year two and three because it is only in effect for one year.

5.  Will emerging markets be a principal investment strategy?  If yes, then please provide appropriate disclosure.

Response:  The Fund confirms that emerging markets are not a principal investment strategy.

6.  Please recalculate the prior performance so that it is net of all fees and expenses.  Please disclose the date the assets are transferred.  Please provide, supplementally, information regarding the predecessor separately managed account (the “Predecessor”), including whether it is was subject to Subchapter M of the Internal Revenue Code.

Response:  The Fund confirms that it will provide prior performance of the Predecessor net of all fees and expenses.

As background, the Predecessor was formed in 2012 after the investment adviser determined that it wanted to offer a small cap equity product to its clients.  The adviser has elected to convert the Predecessor into a registered fund mainly because the adviser believes that the investment strategies pursued by the Predecessor are suited to a mutual fund product.  The adviser does not manage any other product with investment policies, objectives, guidelines and restrictions that are substantially similar to the Predecessor and the Fund.

Ms. Rosotto
U.S. Securities and Exchange Commission
February 17, 2014

The Fund supplementally informs the Staff that upon the reorganization, the Fund will have succeeded to all of the Predecessor’s net assets and these will constitute all of the Fund’s initial net assets.

The Fund supplementally informs the Staff that, although the Predecessor was not required to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code, the Fund believes that the Predecessor likely would have been able to comply with such restrictions if they were applicable thereto.

7.  In the portfolio manager disclosure, please reflect the year the portfolio manager began serving instead of the phrase “since its inception.”

Response:  The Fund will revise the disclosure as requested.

8.  If the Fund discloses portfolio holdings on its website, please indicate this and provide the website.

Response:  The Fund will revise the disclosure to reference the website.

9.  Please disclose the investment adviser’s experience advising mutual funds.

Response:  The Fund will revise the disclosure as requested.

10.  If the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response:  The Fund will revise the disclosure as requested.

11.  Include in the Prospectus disclosure that the Fund’s net asset value may fluctuate significantly due to its investment in small companies.

Response:  The Fund will revise the disclosure as requested.

Statement of Additional Information

12.  Include in the disclosure related to illiquid securities reference to the fact that illiquid securities include securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities.

Response:  The Fund will revise the disclosure as requested.

13.  In the disclosure on borrowing, delete the reference to Saturdays.

Response:  The Fund will revise the disclosure as requested.

Ms. Rosotto
U.S. Securities and Exchange Commission
February 17, 2014

14.  In the disclosure on securities lending, revise the disclosure to indicate that the borrower, at all times during the loan, must maintain with the Fund cash or cash equivalent collateral or provide to the Fund an irrevocable letter of credit equal in value to at least 102% of the value of loaned domestic securities and 105% of the value of loaned foreign securities on a daily basis.

Response:  The Fund will revise the disclosure as requested.

15.  Please confirm that investments in stock index futures do not count toward satisfying the Fund’s compliance with Rule 35d-1.

Response:  The Fund confirms that investments in stock index futures do not count toward satisfying the Fund’s compliance with Rule 35d-1.

* * *

We note that the Registration Statement referenced filing financial statements of the Predecessor.  However, as a separately managed account the Predecessor does not have financial statements.  So, the Registration Statement, as amended, will not include financial statements of the Predecessor.  This is similar to the approach taken by Legg Mason Global Asset Management Trust (1933 Act Registration No. 333-162441 and 1940 Act Registration No. 811-22338, the “Trust”) with regard to its series, Legg Mason BW Global High Yield Fund.  See Post-Effective Amendment No. 48 to the Trust’s Registration Statement on Form N-1A, as filed on September 26, 2012.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer